[Transamerica Financial Life Insurance Company]

August 7, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company
Separate Account VA YNY
Flexible Premium Variable Annuity - N
Pre-Effective Amendment No. 2 to Registration Statement filed on Form N-4
File Nos.: 333-147041; 811-22138

Dear Mr. Ruckman:

Transamerica Financial Life Insurance Company filed the Pre-Effective Amendment No. 2 to the above-referenced Form N-4 registration statement on August 7, 2008. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Financial Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective as soon as practicable.

Transamerica Financial Life Insurance Company acknowledges the following:

•	should the Commission or the staff pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Financial Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Frank A. Camp	By:	/s/ Robert R. Frederick
Frank A. Camp Vice President		Robert R. Frederick President

cc: Frederick R. Bellamy, Esq.